Exhibit 99.1

Constellium Provides Preliminary Fourth Quarter 2020 Results and to Report Full Year 2020 Results on February 25, 2021

Paris, February 9, 2021 – Constellium SE (NYSE: CSTM) today announced its preliminary fourth quarter 2020 results. The Company will announce its full year 2020 earnings results before market opening on Thursday, February 25, 2021.

Based on preliminary unaudited information for the fourth quarter of 2020, Constellium anticipates the following results:

•	Shipments of approximately 374 thousand tons, up 2% compared to Q4 2019

•	Revenue of €1.24 billion to €1.25 billion, down 9% compared to Q4 2019

•	Income before income tax of €11 million to €29 million, compared to €12 million in Q4 2019

•	Adjusted EBITDA of €106 million to €116 million, down 4% to 12% compared to Q4 2019

•	Net Cash Flow from Operating Activities of €327 million to €337 million in 2020

•	Free Cash Flow of €150 million to €160 million in 2020

Investor Conference Call and Webcast

Constellium will host a conference call and webcast on Thursday, February 25 at 11:00 a.m. (Eastern Standard Time) to announce its fourth quarter and full year 2020 results. The conference call will be hosted by Jean-Marc Germain, Chief Executive Officer, and Peter Matt, Executive Vice President and Chief Financial Officer.

The webcast can be accessed live at: https://edge.media-server.com/mmc/p/2vzrhgzd

To participate by telephone, please dial the following number and enter access code 3664317 to be connected to the Constellium earnings call:

•	USA: 1 866 394 7514

•	France: 0 805 081 488

•	Germany: 0 800 181 5287

•	Switzerland: 0 800 836 508

•	United Kingdom: 0 800 028 8438

•	Other: 1 409 350 3597

Details of the conference call, webcast and accompanying presentation will be available on the Constellium Investor Relations page at https://www.constellium.com/financial-results-presentations.

An archived recording of the conference call will also be available at www.constellium.com for three weeks.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Reconciliation of estimated income before income tax to Adjusted EBITDA (a non-GAAP measure, unaudited)

	Three months ended December 31			Twelve months ended December 31
(€ in millions)	2020		2019	2020		2019
	Low	High		Low	High
Net income / (loss) before tax	11	29	12	(44)	(26)	82
Finance costs, net	35	35	40	159	159	175
Depreciation and amortization	63	63	73	259	259	256
Impairment of assets	29	29	—	43	43	—
Restructuring costs	2	—	2	15	13	4
Other (1)	(34)	(40)	(6)	28	22	45

Adjusted EBITDA	106	116	121	460	470	562

(1)

Other includes primarily unrealized gains and losses on derivatives and remeasurement of monetary assets, metal lag, start-up and development costs share based compensation. See footnote 5.2 of our audited consolidated financial statements for the year ended December 31, 2019 in our Annual Report on Form 20-F for further details on adjustments to our historical information.

Reconciliation of estimated net cash flows from operating activities to Free Cash Flow (a non-GAAP measure, unaudited)

	Three months ended December 31			Twelve months ended December 31
(€ in millions)	2020		2019	2020		2019
	Low	High		Low	High
Net cash flow from operating activities	64	74	107	327	337	447
Purchases of property, plant and equipment	(43)	(43)	(91)	(177)	(177)	(271)
Other investing activities	—	—	2	—	—	(1)

Free Cash Flow	21	31	18	150	160	175

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA and Free Cash Flow. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

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